One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

October 26, 2006

Via Facsimile (202) 942-9585

Re:	StatSure Diagnostic Systems, Inc.
Item 4.02 Form 8-K
Filed October 13, 2006-10-26
SEC File No. 0-21284

Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. David Burton, Staff Accountant

Dear Mr. Burton:

We are in receipt of your comment letter, dated October 26, 2006. In response to your numbered paragraph #1:

Commision Staff Comment: Please tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures as of the periods covered by your Form 10-KSB for the year ended December 31, 2005 and by your Form 10-QSB for the quarters ended March31, June 30 and September 30, 2005 and March 31 and June 30, 2006 in light of the material errors you have disclosed. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended September 30, 2006.

Company Response: The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company’s certifying officers, have carefully reviewed the facts and circumstances relating to the restatement of the Company’s financial statements for the fiscal year ended December 31, 2005 and for the quarters ended March 31, June 30 and September 30, 2005 and March 31 and June 30, 2006 (the “Restatement”), and have evaluated the adequacy of the design and operation of the Company’s disclosure controls and procedures as of the end of the periods covered by the Restatement.

By way of background, the Restatement related to the Company’s treatment of the beneficial conversion feature on the issuance of convertible debt issued by the Company and the revised calculations of the employee stock options pursuant to FIN 28: Accounting for Stock Appreciation Rights and Other Variable Stock Options or Awards Plans, an Interpretation of APB Opinions Number 15 and 25 (FASB Interpretations). Based upon this evaluation, we determined that the following material weakness existed:

One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

Inadequate controls over the process for the identification and implementation of the proper accounting for complex and non-routine transactions, particularly as they relate to the beneficial conversion features of convertible debt and employee stock options.

Because the above material weakness identified in connection with the assessment of disclosure controls and procedures had not been fully remedied as of June 30, 2006, our Chief Executive Officer and our Chief Fincancial Officer have concluded that our disclosure controls and procedures were not effective as of all periods covered by the restatement.

To address the issues raised by this control weakness, the Company has engaged advisory accountants, who have performed additional analysis and performed other procedures in order to prepare the restated financial statements for all periods covered by the restatement in accordance with generally accepted accounting principles in the Unites States of America. These advisory accountants will be engaged on an ongoing basis to assist the company to review and record non-routine accounting transactions. The CEO and the CFO consider the advisory accountants role as strengthening of the review process for non-routine and complex accounting transactions.

Accordingly, the CEO and CFO believe that the controls and procedures currently in place will result in the fair presentation of the financial condition and results of operations for the three and nine months ended September 30, 2006.

In response to your numbered paragraph #2, the Company filed an amended report on Form 8-K/A on October 23, 2006 bearing typed signatures.

One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s above-referenced Report on Form 8-K and all amendments thereto (the “Filing”)

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you require any further information, please contact the undersigned.

Very truly yours,
Leo Ehrlich
Chief Financial Officer